Exhibit 99.1

ATA Creativity Global Reports 2023 Third Quarter Financial Results

Conference Call on Monday, November 13, 2023, at 8 p.m. ET with Accompanying Investor Presentation

Beijing, China, November 13, 2023 (NY)/ November 14, 2023 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and nine months ended September 30, 2023 (“Third Quarter 2023” and “Nine Months 2023”, respectively).

Third Quarter 2023 and Nine Months 2023 Highlights

•	During Third Quarter 2023, student enrollment was 1,093, compared to 1,106 in the prior-year period. Of the 1,093 students, 651 were enrolled in ACG’s portfolio training programs, compared to 616 in the prior-year period. 44,723 portfolio training credit hours were delivered during Third Quarter 2023, an increase of 24.1% compared to 36,031 in the prior-year period.

•	Third Quarter 2023 net revenues increased 14.1% to RMB59.5 million (US$8.1 million), from RMB52.1 million in the prior-year period.

•	Third Quarter 2023 net loss attributable to ACG narrowed to RMB7.3 million (US$1.0 million), from net loss attributable to ACG of RMB12.0 million in the prior-year period.

•	Nine Months 2023 net revenues increased 7.6% to RMB138.0 million (US$18.9 million), from RMB128.3 million in the prior-year period.

•	Nine Months 2023 net loss attributable to ACG narrowed to RMB42.2 million (US$5.8 million), from net loss attributable to ACG of RMB49.9 million in the prior-year period.

•	RMB65.5 million (US$9.0 million) in cash and cash equivalents as of September 30, 2023.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were pleased to have achieved another strong third quarter, reporting a 14.1% increase in revenues as a result of increased services delivered to students across portfolio training services and research-based learning services. Due to robust student interest in our portfolio training services and overseas study counselling services, which led to increased sales, we realized positive cash flow from operations during the period, increasing our cash and cash equivalents on hand by 19.1% from year-end 2022 to RMB65.5 million. Student enrollment in our core portfolio training programs increased 5.7% year over year, which helped to drive a 24.1% increase in total portfolio training credit hours delivered. We believe this signifies students’ continued dedication to their creative studies, and we believe portfolio training services will remain the primary growth driver of our business, which we expect will serve as a catalyst for growth in our other lines of business. During Third Quarter 2023, ACG resumed its overseas summer programs for the first time since the COVID-19 pandemic. We were gratified by the students’ enthusiasm for these research-based learning programs that are designed to provide hands-on experience in real-world applications of our creative study curriculum. We hosted six overseas programs and five domestic ones, covering a variety of themes such as interdisciplinary arts study, intangible cultural heritage in China, and innovative design in areas including architecture, graphics and interior design. As a result of the successful delivery of our offline summer programs, revenues from research-based learning services increased 104.5% year over year to RMB5.2 million. We believe there continues to be growing demand for experiential program offerings, and we have been pleased with the positive feedback we have received on this past summer’s programs.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “Since our full return to on-campus class delivery at the beginning of 2023 and resumption of our overseas summer programs, we have observed growing student interest in our portfolio training services, research-based learning services, and overseas study counselling services. We believe the opportunities that ACG provides for students to learn outside of the classroom are extremely valuable as they seek to continue their studies at prestigious creative institutions around the globe. Building upon the success of our summer programs, we expect to offer several online Master Classes and other experiential learning offerings in the remainder of the year. For one month beginning September 26, 2023, ACG was the exclusive creative arts education partner in promoting the 798 Art Festival hosted by 798 Art District, a complex of former state-owned factory buildings that now house a thriving artistic community in the Dashanzi neighborhood of Beijing. ACG introduced an interactive drawing device at the event, and some of our students were able to showcase their AI artwork in the AI-themed digital exhibit. We continue exploring ways in which we can establish new and deepen existing partnerships with arts institutes and local art venues, nurturing an appreciation of the creative arts in younger generations and fueling young artists’ passion to pursue study and career opportunities. We remain committed to providing all our students with a best-in-class creative arts education experience, regardless of their previous educational path, and we continue to explore ways in which we can better support the various needs of our students.”

Operating Review

Enrollment Update

ACG student enrollment for Third Quarter 2023 was 1,093, of which 651 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 44,723 credit hours were delivered for portfolio training programs during Third Quarter 2023, of which 13,624 credit hours were delivered for time-based programs and 31,099 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Third Quarter 2023, compared to those for the prior-year period:

	Third Quarter Ended September 30, 2023	Third Quarter Ended September 30, 2022	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	13,624	12,923	5.4%
Project-based Program	31,099	23,108	34.6%
Total	44,723	36,031	24.1%

During Third Quarter 2023, 442 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services and research-based learning services.

Third Quarter 2023 Financial Review – GAAP Results

ACG’s total net revenues for Third Quarter 2023 were RMB59.5 million (US$8.1 million), an increase of 14.1% from RMB52.1 million in the prior-year period, primarily due to increased revenue contributions from portfolio training and research-based learning services, partially offset by decreased revenues from other educational services related to decreased English training services delivered during the period. Revenues from portfolio training programs were RMB46.1 million, or 77.5% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB13.4 million, or 22.5% of total net revenues, during the period.

Gross profit for Third Quarter 2023 was RMB29.2 million (US$4.0 million), an increase of 24.4% from RMB23.5 million in the prior-year period. Gross margin improved to 49.2% during the period, compared to 45.1% in the prior-year period. The increase in gross profit and gross margin was primarily due to the increased net revenues compared to the prior-year period.

Total operating expenses for Third Quarter 2023 were RMB37.1 million (US$5.1 million), compared to RMB39.8 million in the prior-year period. The decrease was primarily due to an RMB2.8 million decrease in general and administrative expenses mainly related to annual ADR fees incurred and decreased professional fees, as well as decreased selling expenses as a result of the Company’s efforts to streamline operations, which were partially offset by an RMB0.4 million increase in research and development expenses related to the ongoing development of the new service management platform.

Loss from operations for Third Quarter 2023 was RMB7.9 million (US$1.1 million), compared to loss from operations of RMB16.3 million in the prior-year period.

Net loss attributable to ACG for Third Quarter 2023 narrowed to RMB7.3 million (US$1.0 million), from net loss attributable to ACG of RMB12.0 million in the prior-year period.

For Third Quarter 2023, basic and diluted losses per common share attributable to ACG were both RMB0.12 (US$0.02), compared to basic and diluted losses per common share of RMB0.19 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.24 (US$0.04), compared to basic and diluted losses per ADS of RMB0.38 in the prior-year period.

Nine Months 2023 Financial Review – GAAP Results

ACG’s total net revenues for Nine Months 2023 was RMB138.0 million (US$18.9 million), an increase of 7.6% from RMB128.3 million in the prior-year period, which was primarily due to increased revenue contributions from portfolio training services, overseas study counselling services, and research-based learning services, partially offset by decreased revenue from other educational services related to the disposal of majority equity interests in a former subsidiary during Third Quarter 2022 that operated ACG’s foreign language learning services. Revenues from portfolio training programs were RMB101.8 million, or 73.7% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB36.2 million, or 26.3% of total net revenues, during the period.

Gross profit for Nine Months 2023 was RMB62.3 million (US$8.5 million), an increase of 13.5% from RMB54.9 million in the prior-year period. Gross margin was 45.1% during the period, compared to 42.8% in the prior-year period.

Total operating expenses for Nine Months 2023 decreased to RMB112.9 million (US$15.5 million), from RMB116.4 million in the prior-year period, primarily due to an RMB1.4 million decrease in research and development expenses and an RMB5.1 million decrease in general and administrative expenses, partially offset by increased selling expenses of RMB3.0 million related to performance bonuses in line with increased sales.

Loss from operations for Nine Months 2023 improved to RMB50.6 million (US$6.9 million), compared to loss from operations of RMB61.5 million in the prior-year period.

Net loss attributable to ACG for Nine Months 2023 narrowed to RMB42.2 million (US$5.8 million), from net loss attributable to ACG of RMB49.9 million in the prior-year period.

For Nine Months 2023, basic and diluted losses per common share attributable to ACG were both RMB0.67 (US$0.09), compared to RMB0.80 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB1.34 (US$0.18), compared to RMB1.60 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Third Quarter 2023, which excludes share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP), was RMB6.4 million (US$0.9 million), compared to adjusted net loss of RMB11.6 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP) for Third Quarter 2023, were RMB0.10 (US$0.01). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP) for Third Quarter 2023 were RMB0.20 (US$0.02).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted losses per ADS for Third Quarter 2023 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2023, ACG’s cash and cash equivalents were RMB65.5 million (US$9.0 million), working capital deficit was RMB262.3 million (US$36.0 million), and total shareholders’ equity was RMB103.5 million (US$14.2 million); compared to cash and cash equivalents of RMB55.0 million, working capital deficit of RMB227.3 million, and total shareholders’ equity of RMB143.5 million, respectively, as of December 31, 2022.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8 p.m. Eastern Time on Monday, November 13, 2023 (9 a.m. Beijing time on Tuesday, November 14, 2023), during which management will discuss the results of the third quarter and nine months ended September 30, 2023.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=EwIgWZn5.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities, including initiatives and adjustments by ACG as China eased COVID-19 pandemic-related restrictions; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2022, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and nine months ended September 30, 2023, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.2960 to US$1.00, the noon buying rate as of September 30, 2023, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	54,980,199	65,506,332	8,978,390
Accounts receivable, net	5,852,038	296,345	40,617
Prepaid expenses and other current assets	4,430,285	9,664,054	1,324,569
Total current assets	65,262,522	75,466,731	10,343,576

Long-term investments	38,000,000	38,000,000	5,208,333
Property and equipment, net	32,760,976	30,834,128	4,226,169
Intangible assets, net	76,119,444	63,194,444	8,661,519
Goodwill	196,289,492	196,289,492	26,903,713
Other non-current assets	28,415,794	31,347,253	4,296,498
Right-of-use assets	37,616,541	31,124,496	4,265,967
Total assets	474,464,769	466,256,544	63,905,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	55,904,510	48,843,471	6,694,554
Lease liabilities-current	16,920,429	16,090,826	2,205,431
Deferred revenues	219,717,574	272,871,580	37,400,162
Total current liabilities	292,542,513	337,805,877	46,300,147

Lease liabilities-non-current	19,528,763	13,691,914	1,876,633
Deferred income tax liabilities	18,879,303	11,242,464	1,540,908
Total liabilities	330,950,579	362,740,255	49,717,688

Shareholders’ equity:
Common shares	4,720,147	4,723,672	647,433
Treasury shares	(8,626,894)	(8,201,046)	(1,124,047)
Additional paid-in capital	542,058,092	544,552,861	74,637,179
Accumulated other comprehensive loss	(37,003,085)	(36,931,939)	(5,061,943)
Accumulated deficit	(358,048,927)	(400,264,774)	(54,860,852)
Total shareholders’ equity attributable to ACG	143,099,333	103,878,774	14,237,770
Non-controlling interests	414,857	(362,485)	(49,683)
Total shareholders’ equity	143,514,190	103,516,289	14,188,087
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	474,464,769	466,256,544	63,905,775

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	52,099,904	59,450,108	8,148,315
Cost of revenues	28,597,917	30,225,251	4,142,715
Gross profit	23,501,987	29,224,857	4,005,600

Operating expenses:
Research and development	846,423	1,204,485	165,088
Sales and marketing	20,524,556	20,297,200	2,781,963
General and administrative	18,409,028	15,603,290	2,138,609
Total operating expenses	39,780,007	37,104,975	5,085,660
Other operating income, net	5,505	1,104	151
Loss from operations	(16,272,515)	(7,879,014)	(1,079,909)
Other income (expense):
Gain on deconsolidation of a subsidiary and others, net	682,996	—	—
Interest income, net of interest expenses	181,303	241,534	33,105
Foreign currency exchange gains (losses), net	(13,221)	2	—
Loss before income taxes	(15,421,437)	(7,637,478)	(1,046,804)
Income tax benefit	(3,687,619)	(335,902)	(46,039)
Net loss	(11,733,818)	(7,301,576)	(1,000,765)
Net income (loss) attributable to non-controlling interests	252,349	(50,714)	(6,951)
Net loss attributable to ACG	(11,986,167)	(7,250,862)	(993,814)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	332,546	(19,253)	(2,639)
Comprehensive loss attributable to ACG	(11,653,621)	(7,270,115)	(996,453)

Basic and diluted losses per common share attributable to ACG	(0.19)	(0.12)	(0.02)
Basic and diluted losses per ADS attributable to ACG	(0.38)	(0.24)	(0.04)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	128,283,578	138,010,273	18,915,882
Cost of revenues	73,386,393	75,718,910	10,378,140
Gross profit	54,897,185	62,291,363	8,537,742

Operating expenses:
Research and development	4,383,557	2,978,521	408,240
Sales and marketing	55,002,983	58,015,878	7,951,738
General and administrative	57,010,439	51,906,675	7,114,402
Total operating expenses	116,396,979	112,901,074	15,474,380
Other operating income, net	16,515	2,657	364
Loss from operations	(61,483,279)	(50,607,054)	(6,936,274)
Other income (expense):
Gain on deconsolidation of subsidiaries and others, net	682,996	—	—
Interest income, net of interest expenses	553,773	707,931	97,030
Foreign currency exchange losses, net	(3,328)	(380)	(52)
Loss before income taxes	(60,249,838)	(49,899,503)	(6,839,296)
Income tax benefit	(9,889,236)	(7,635,036)	(1,046,469)
Net loss	(50,360,602)	(42,264,467)	(5,792,827)
Net loss attributable to non-controlling interests	(450,532)	(48,620)	(6,664)
Net loss attributable to ACG	(49,910,070)	(42,215,847)	(5,786,163)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	656,824	71,146	9,751
Comprehensive loss attributable to ACG	(49,253,246)	(42,144,701)	(5,776,412)

Basic and diluted losses per common share attributable to ACG	(0.80)	(0.67)	(0.09)
Basic and diluted losses per ADS attributable to ACG	(1.60)	(1.34)	(0.18)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(11,986,167)	(7,250,862)	(49,910,070)	(42,215,847)
Share-based compensation expenses	365,558	818,922	1,104,692	2,029,817
Foreign currency exchange losses (gains), net	13,221	(2)	3,328	380
Non-GAAP net loss attributable to ACG	(11,607,388)	(6,431,942)	(48,802,050)	(40,185,650)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.19)	(0.12)	(0.80)	(0.67)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.18)	(0.10)	(0.78)	(0.64)